UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Easterly Acquisition Corp.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.0001 per share
__________________________________________________________________________________

(Title of Class of Securities)

27616L 102
__________________________________________________________________________________

(CUSIP Number)

Avshalom Kalichstein

Easterly Acquisition Sponsor, LLC

138 Conant Street
Beverly, MA 01915
Telephone: (617) 303-4800
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 23, 2018
__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
24.6%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
24.6%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
David Cody

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
24.6%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Easterly Acquisition Sponsor, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
24.6%
14. Type of Reporting Person
OO

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed on July 29, 2015, as amended by the Schedule 13D/As filed on June 30, 2017 and August 1, 2017 (the “Original Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Easterly Acquisition Corp., a Delaware corporation (the “Issuer”). This Amendment No. 3 is being filed to amend and update Items 4, 5 and 6 to provide additional information as set forth below. Terms not otherwise defined herein are defined in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On June 23, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Sirius International Insurance Group, Ltd. (“Sirius”), the Issuer and Sirius Acquisitions Holding Company III, a wholly owned subsidiary of Sirius (“Merger Sub”), providing for the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Sirius (the “Business Combination”). If elected by Sirius, the Business Combination will be restructured as a direct merger of the Issuer with and into Sirius, with Sirius surviving the merger.

Pursuant to the Merger Agreement, upon the effectiveness of the Merger (the “Effective Time”), all shares of the Common Stock (other than (i) shares of Common Stock with respect to which a stockholder of the Issuer has validly exercised its redemption rights, and that will be redeemed as provided for in Section 9.2 of the Issuer’s amended and restated certificate of incorporation (as amended), (ii) shares of Common Stock held by the Issuer as treasury stock or owned by the Issuer, Sirius or Merger Sub and (iii) shares held by Easterly Acquisition Sponsor, LLC (the “Sponsor”) to be cancelled pursuant to the Sponsor Letter (as defined below)) will be converted into common shares of Sirius (“Sirius Common Shares”) at the Exchange Ratio. The “Exchange Ratio” will be determined at the Effective Time and will be equal to a fraction (rounded to the nearest one thousandth) determined by dividing (i) the estimated amount of cash per public share of Common Stock in the Issuer’s trust account (the “Trust Account”) at the Effective Time by (ii) (x) 1.05 multiplied by (y) Sirius’ adjusted diluted book value per share as of June 30, 2018 (“Sirius June 30 Adjusted DBVPS”). Sirius June 30 Adjusted DBVPS means (i) the book value of Sirius determined based on GAAP on a consolidated basis, as set forth in the final, Sirius board of directors approved, unaudited GAAP consolidated financial statements of Sirius for the six months ended June 30, 2018, decreased by the $7,000,000 deferred underwriting fee payable to Citigroup Global Markets Inc. by the Issuer, and as adjusted by the effect of converting Sirius’ outstanding preference shares divided by (ii) the sum of (x) the fully diluted number of Sirius Common Shares outstanding as of June 30, 2018, (y) the number of Sirius Common Shares issuable upon conversion of any Sirius preference shares and (z) 593,000 Sirius Common Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended to state the following:

The Sponsor owns 4,928,000 shares of Common Stock and may be deemed to beneficially share the power to vote and dispose of such 4,928,000 shares, which represent 24.6% of the Common Stock outstanding.

Avshalom Kalichstein, Darrell Crate and David Cody may be deemed to beneficially own and share the power to vote and dispose of the 4,928,000 shares of Common Stock owned by the Sponsor, by virtue of Messrs. Kalichstein, Crate and Cody together holding sole voting and investment power over shares of Common Stock held by the Sponsor. Such Common Stock represents 24.6% of the Common Stock outstanding.

All percentages of Common Stock outstanding contained herein are based on 20,015,577 shares of Common Stock outstanding as of June 25, 2018.

Other than the agreement described in Item 6, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the shares of Common Stock in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Concurrent with the execution of the Merger Agreement, the Issuer entered into a letter agreement (the “Sponsor Letter”) by and among the Issuer, the Sponsor and Sirius, pursuant to which, at the closing of the Merger, (i) the Sponsor will surrender and the Issuer will cancel for no consideration between 3,328,000 and 4,528,000 shares of Common Stock owned by the Sponsor, which amount will be determined at the Effective Time based on the amount of cash in the Trust Account at the Effective Time after giving effect to any redemptions of public shares of Common Stock and amounts raised in a private placement of Sirius Common Shares (or securities convertible into Sirius Common Shares) in connection with the Merger, and (ii) the Sponsor will surrender and the Issuer will cancel for no consideration, 6,750,000 warrants to purchase Common Stock that were acquired by the Sponsor in a private placement concurrent with the closing of the Issuer’s initial public offering. The Sponsor also agreed to (1) pay all liabilities and obligations of the Issuer due and owing or incurred at or prior to the Effective Time to the extent not repaid by the Issuer using unrestricted cash and up to $2,000,000 from the Trust Account and (2) contribute to the Issuer for no consideration, as a contribution to the capital of the Issuer, all amounts due and owing by the Issuer to the Sponsor under the Convertible Promissory Note, dated as of March 17, 2016, to the extent any such amount will not be repaid at the Effective Time.

This description of the Sponsor Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter, which is attached as Exhibit A to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 25, 2018 and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2018	EASTERLY ACQUISITION SPONSOR, LLC

	By:	/s/ Darrell Crate
	Name:	Darrell Crate
	Title:	Managing Director

Dated: June 25, 2018

	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein

Dated: June 25, 2018

	By:	/s/ Darrell Crate
	Name:	Darrell Crate

Dated: June 25, 2018

	By:	/s/ David Cody
	Name:	David Cody